UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KATAPULT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

485859 110
(CUSIP Number)

Eugene (Vin) Thomas
Chief Legal Officer and Corporate Secretary
CURO Group Holding Corp.
3615 North Ridge Road
Wichita, Kansas 67205
(316) 772-3801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 485859 102

1		NAME OF REPORTING PERSON CURO Group Holdings Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,892,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,892,864
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,892,864
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 98,365,365 shares of Common Stock issued and outstanding as of June 9, 2021, including 7,499,997 earn out shares and 1,543,750 sponsor earn out shares, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021.

SCHEDULE 13D

CUSIP No. 485859 102

1		NAME OF REPORTING PERSON CURO Financial Technologies Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,892,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,892,864
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,892,864
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 98,365,365 shares of Common Stock issued and outstanding as of June 9, 2021, including 7,499,997 earn out shares and 1,543,750 sponsor earn out shares, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Katapult Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5204 Tennyson Parkway, Suite 500, Plano, TX.

Item 2. Identity and Background

(a) - (c) This Statement is being filed on behalf of CURO Group Holdings Corp., a Delaware corporation and CURO Financial Technologies Corp. a Delaware corporation (each a “Reporting Person” and together “CURO” or the “Reporting Persons”). The principal business address of the Reporting Persons is 3615 North Ridge Road, Wichita, Kansas 67205. CURO is a tech-enabled, multi-channel and multi-product consumer finance company serving a wide range of non-prime and prime consumers in the U.S. and Canada .

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) - (e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

As reported in a previously-filed Current Report on Form 8-K on June 9, 2021, the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among Finserv Acquisition Corp. (“Finserv”), Katapult Holdings Inc. (“Katapult”), two wholly-owned subsidiaries of Finserv and Orlando Zayas, in his capacity as the Holder Representative, (the “Transaction”) was completed on June 9, 2021.

In connection with the Transaction, the Reporting Persons received 21,892,864 shares of Common Stock, including 2,990,305 earn out shares. The earn out shares may be issued to the Reporting Persons upon certain conditions following the closing of the Transaction. One-half of the earn out shares will vest if the closing price of the Common Stock equals or exceeds $12.00 per share and one-half will vest if the closing price of the Common Stock equals or exceeds $14.00 per share, in each case over any 20 trading days within any 30 consecutive trading day period ending prior to the expiry of six years from the closing date of the Transaction (the “Earn Out Period”), subject to adjustments as a result of certain events prior to the expiration of the Earn Out Period (as set forth in the Merger Agreement). CURO’s earn out shares will also vest if there is a change of control transaction of the new public company prior to the expiration of the Earn Out Period that will result in the holders of Common Stock receiving a price per share equal to or in excess of the applicable price per share thresholds described above.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. Under the terms of the Merger Agreement and its support agreement for the Transaction, the Reporting Person had the right to nominate two directors to the board of directors of the Issuer and, so long as it owns at least 10% of the issued and outstanding shares of Common Stock, will have the right to re-nominate one of its directors upon expiration of such director’s initial term. The Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer
The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Statement is incorporated by reference in its entirety into this Item 5.
(a) - (b) As of the date hereof, the Reporting Persons each hold 21,892,864 shares of Common Stock, representing approximately 22.3% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 98,365,365 shares of Common Stock issued and outstanding as of June 9, 2021, including 7,499,997 earn out shares and 1,543,750 sponsor earn out shares, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021.

(c) Except as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement
In connection with the consummation of the Transaction, CURO entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with the Issuer and certain other shareholders of the Issuer. In accordance with the A&R RRA, CURO and its permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Pursuant to the A&R RRA, CURO has agreed to be subject to a 180-day lockup in respect of its shares of Common Stock. The lockup under the A&R RRA is subject to certain customary exceptions and is subject to early termination upon the occurrence of certain transactions or in the event that the closing sale price of the Common Stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the closing date.

The foregoing description of the A&R RRA is qualified in its entirety by the full text of the A&R RRA, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Support Agreement

Concurrent with the execution of the Merger Agreement, the Reporting Person entered into a Support Agreement with Finserv and Katapult (the “Support Agreement”).  Among other obligations related to supporting the Transaction, CURO’s support agreement provides that, so long as CURO owns at least 10% of the issued and outstanding Common Stock, CURO shall have the right to re-nominate the director selected as its initial Class I director upon the expiration of such director’s initial term.

The foregoing description of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit 1
Amended and Restated Registration and Shareholder Rights Agreement, by and between Katapult Holdings, Inc. and the stockholders party thereto, dated June 9, 2021 (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on June 15, 2021).

Exhibit 2
Support Agreement, by and between Curo Financial Technologies Corp., Finserv Acquisition Corp. and Katapult Holdings, Inc., dated as of December 18, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 21, 2020).

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021	CURO Group Holdings Corp.

	By:	/s/ Eugene (Vin) Thomas
Name: Eugene (Vin) Thomas
Title: Chief Legal Officer and Corporate Secretary CURO Financial Technologies Corp.

	By:	/s/ Eugene (Vin) Thomas
Name: Eugene (Vin) Thomas
Title: Chief Legal Officer and Corporate Secretary

Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of CURO.

Executive Officers and Directors of CURO

The business address of each director and executive officer is c/o CURO Group Holdings Corp., 3615 N. Ridge Road, Wichita, Kansas 67205. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
William Baker President and Chief Operating Officer	President and Chief Operating Officer, CURO
Roger Dean Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President, Chief Financial Officer, Acting Chief Accounting Officer and Treasurer, CURO
Chad Faulkner Director	Chief Executive officer, Sports Academy
Andrew Frawley Director	Chief Executive Officer, V12 Data; Chief Executive Officer, AJ Frawley & Associates LLC
Don Gayhardt Director and Chief Executive Officer	Director and Chief Executive Officer, CURO
David M. Kirchheimer Director	Former Chief Financial Officer, Oaktree Capital Management
Chris Masto Lead Independent Director	Senior Advisor, FFL Partners
Mike McKnight Director	Partner, Tacoma Capital
Terry Pittman Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer, CURO
Doug Rippel Executive Chairman	Executive Chairman, American First
Vin Thomas Chief Legal Officer and Corporate Secretary	Chief Legal Officer and Corporate Secretary, CURO
Gillian Van Schaick Director	Retired
Elizabeth Webster Director	Retired
Dale E. Williams Director	Retired
Karen Winterhof Director	Director, FFL Partners